Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Nine Months
	Ended
	September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before provision for income taxes and income from equity investees	$170,352	$320,658	$220,174	$(132,786)	$(132,173)	$225,771
Add:
Fixed charges	115,528	150,661	153,236	149,090	122,286	109,825
Amortization of capitalized interest	1,285	1,573	1,385	1,216	1,012	793
Distributions from joint ventures	—	2,500	7,587	7,956	6,364	14,374
Less: Interest capitalized	(2,943)	(5,549)	(5,667)	(4,501)	(7,737)	(5,388)
Total earnings	$284,222	$469,843	$376,715	$20,975	$(10,248)	$345,375
Fixed charges:
Interest expense, net	$103,374	$131,868	$132,281	$127,119	$90,535	$81,539
Interest capitalized	2,943	5,549	5,667	4,501	7,737	5,388
Rental expense interest factor (a)	9,211	13,244	15,288	17,470	24,014	22,898
Total fixed charges	$115,528	$150,661	$153,236	$149,090	$122,286	$109,825
Ratio of earnings to fixed charges	2.5x	3.1x	2.5x	(b)	(c)	3.1x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $128.1 million. The deficiency included a goodwill impairment loss of $304.5 million related to the Statia terminals reporting unit.

(c)
For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $132.5 million. The deficiency included the effect of $271.8 million of impairment losses mainly resulting from the write-down of the carrying value of our long-lived assets related to our asphalt operations, including fixed assets, goodwill, intangible assets and other long-term assets.